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Exhibit 16




Securities and Exchange Commission
Washington, D.C. 20549

March 26, 1999

Ladies and Gentlemen:

We were previously principal accountants for Fund American Enterprises Holdings, Inc. and, under the date of February 12, 1999, except for note 20, which is as of March 25, 1999, we reported on the consolidated financial statements of Fund American Enterprises Holdings, Inc. and subsidiaries as of and for the years ended December 31, 1998 and 1997. On March 10, 1999, our appointment as principal accountants was terminated. We have read Fund American Enterprises Holdings, Inc.'s statements included under Item 9 of its December 31, 1998 Form 10-K, and we agree with such statements, except that we are not in a position to agree or disagree with paragraph two of Item 9 of the Form 10-K.

Very truly yours,

KPMG LLP